UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LESLIE’S, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

527064109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 527064109

1.	Names of Reporting Persons Bubbles Investor Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,120,403 (1) (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,120,403 (1) (see item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,120,403 (1) (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.9% (1) (see item 4)
12.	Type of Reporting Person (See Instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 182,539,417 shares of Common Stock (as defined below) issued and outstanding as of January 31, 2022, as reported by the Issuer (as defined below) on its Report on Form 10-Q for the quarterly period ended January 1, 2022, filed with the United States Securities and Exchange Commission on February 4, 2022 (the “Quarterly Report”).

CUSIP No. 527064109

1.	Names of Reporting Persons J. Michael Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,120,403 (1) (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,120,403 (1) (see item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,120,403 (1) (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.9% (1) (see item 4)
12.	Type of Reporting Person (See Instructions) IN

(1)

All calculations of percentage ownership herein are based on a total of 182,539,417 shares of Common Stock issued and outstanding as of January 31, 2022, as reported by the Issuer on its Quarterly Report.

CUSIP No. 527064109

1.	Names of Reporting Persons Scott A. Dahnke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,120,403 (1) (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,120,403 (1) (see item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,120,403 (1) (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.9% (1) (see item 4)
12.	Type of Reporting Person (See Instructions) IN

(1)

All calculations of percentage ownership herein are based on a total of 182,539,417 shares of Common Stock issued and outstanding as of January 31, 2022, as reported by the Issuer on its Quarterly Report.

Item 1(a).	Name of Issuer

Leslie’s, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2005 East Indian School Road

Phoenix, Arizona 85016

Item 2(a).	Names of Persons Filing

Bubbles Investor Aggregator L.P., J. Michael Chu and Scott A. Dahnke (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

599 West Putnam Avenue

Greenwich, Connecticut 06830

Item 2(c).	Citizenship

Please refer to Item 4 on each cover sheet for each Reporting Person.

Item 2(d).	Title of Class of Securities

Common stock of the Issuer, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number

CUSIP No. 527064109.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-19 and 11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Bubbles Investor Aggregator, L.P. directly held 18,120,403 shares of Common Stock, representing 9.9% of the total issued and outstanding Common Stock as of December 31, 2021. This Schedule 13G does not include an aggregate of 16,913 shares of Common Stock held by individuals associated with certain of the Reporting Persons as awards for such individuals’ service on the board of directors of the Issuer. The Reporting Persons and their affiliates have a pecuniary interest in such shares.

C8 Management, L.L.C. is the general partner of Bubbles Investor Aggregator, L.P. and the management of C8 Management, L.L.C. is controlled by its managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of C8 Management, L.L.C. and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by the entities affiliated with Catterton Management Company, L.L.C., but each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

Bubbles Investor Aggregator, L.P. By: C8 Management, L.L.C Its: General Partner

/s/ Marc Magliacano
Marc Magliacano as Authorized Person

/s/ Scott A. Dahnke
Scott A. Dahnke /s/ J. Michael Chu
J. Michael Chu